

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via E-mail</u>
Scott T. Parker
Executive Vice President and Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, NY 10036

      Re: CIT Group Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 001-31369

Dear Mr. Parker:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Christian Windsor

              Christian Windsor
              Special Counsel

cc: Via E-mail
       Carol Hayles, Corporate Controller